SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 20, 2004

TURKCELL ILETISIM HIZMETLERI A.S.

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

Enclosures:

Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board - Subject: TURKCELL BOD DECISIONS DATED DECEMBER 17, 2004

TURKCELL BoD DECISIONS DATED DECEMBER 17, 2004

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

On December 17, 2004, the Board of Directors of Turkcell took the following decisions:

Turkcell will participate in the capital increase of its 99.9% subsidiary Turktell Uluslararasý Yatýrým Holding A.S. (Turktell Holding), amounting to TL4,000,000,000,000 by undertaking to pay the whole increased amount in cash and increase its share in Turktell Holding from TL 65,999,996,000,000 to TL69,999,996,000,000 in this respect.

As per the letter addressed to Turkcell by our shareholder, Çukurova Investments N.V. indicating that Çukurova Investments N.V. has transferred to JP Morgan Whitefriars Inc., 2,452,374,700 units of registered shares with a nominal value of TL1,000 each, the related shares shall be registered in the name of the new owner, JP Morgan Whitefriars Inc. into the Share Book of Turkcell.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Investor Relations 17.12.2004	Koray Ozturkler Investor Relations 17.12.2004

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 20, 2004	By:	/s/ MUZAFFER A KPINAR
Name: Muzaffer Akpinar Title: Chief Executive Officer